FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2007
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Fax+27 11 484-0639
www.goldfields.co.za

GOLD FIELDS ANNOUNCES A DELAY AND AN INCREASE IN CAPITAL COST FOR THE CERRO CORONA PROJECT IN PERU

SEE TELECONFERENCE DETAILS BELOW

Enquires

Nerina Bodasing
Tel   +27 11 644-2630
Fax   +27 11 484-0639
Mobile 082 940 7505
Nerina.bodasing@goldfields.co.za

Willie Jacobsz
Tel   +27 11 644-2460
Fax   +27 11 484-0639
Mobile 082 493 1377
Williej@goldfields.co.za

Johannesburg, Thursday, 15 November 2007. Gold Fields La Cima, which is 80.72% owned by Gold Fields Limited ("Gold Fields") (NYSE, JSE, DIFX: GFI), today announced a four month delay and a revised capital forecast for the Cerro Corona gold/copper project in Peru.

The construction costs for the project was previously estimated at approximately US$343 million and the treatment of ore was scheduled to commence early in the March quarter 2008.

The construction costs has now been revised to US$421 million, which includes an additional contingency of US$20 million, and the treatment of ore is now scheduled to commence towards the middle of the June quarter 2008.

The delay is mainly due to two issues:

- Deficient progress on the construction of the tailings management facility (TMF) caused by poor rock quality in the project quarries, and inadequate material delivery rates required for the construction of the TMF embankment; and

- Underperformance over the past two months by several contractors responsible for the structural and mechanical installation of the concentrator.

Commenting on the announcement, Ian Cockerill, Chief Executive Officer of Gold Fields, said:

"While we are disappointed with the delay and the increased construction costs, Cerro Corona remains a robust project and will make a significant contribution to the future of Gold Fields. We have thoroughly reviewed every facet of this project and I am confident that the required steps have been taken to ensure completion within the revised project schedule and budget."

The first significant cause of the delay is the recent poor progress in the construction of the TMF, which was previously highlighted as the greatest risk to the project cost and schedule. Clearing and preparation

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Directors: A J Wright (Chairman), I D Cockerill[†] (Chief Executive Officer), K Ansah[#], A Grigorian[°], N J Holland[†] (Chief Financial Officer), G Marcus, J M McMahon[†], J G Hopwood, D M J Ncube, R L Pennant-Rea[†], P J Ryan, T M G Sexwale, C I von Christierson
[†]British, [#]Ghanaian, [°]Russian
Corporate Secretary: C Farrel

of the embankment footprint was completed in June 2007 and construction of the various zones in the embankment commenced in early July. The materials required for the construction of the embankment, which are sourced from quarries on the project site, must meet strict geotechnical, geochemical and structural standards, some requiring significant processing to generate proper size gradations. Two crushing and screening plants have been erected on-site for this purpose. Since the commencement of the construction of the embankment in early July, production of acceptable construction material has been substantially slower than anticipated due to poor rock quality encountered in the quarries, and a slower than expected ramp up in the optimization of the crushing and screening plants. Both of these factors have now been incorporated into a revised project schedule, leading to the delay in the completion of the Project.

The second contributing factor to the delay is poor construction efficiencies achieved over the past two months by several contractors responsible for the construction of the concentrator. Despite an acceleration plan developed to complete the construction of the concentrator in December 2007, certain tasks were not timely completed in the last eight weeks, particularly with regards to the completion of critical early commissioning areas of the plant. This has led to knock on delays to the electrical contractor, hence the overall impact on completion timing.

There are four main causes of the increase in construction costs:

1. The delay in the completion of the Project attracts significant additional costs in terms of management and engineering personnel, as well as attendant indirect or support costs such as the maintenance of the remote onsite camp and other services such as bussing and meals.

2. An increase in the construction costs for the TMF due to higher unit rates for mining and crushing of construction materials.

3. Poor ground conditions have been encountered in the construction of the various facility platforms as well as mine and access road construction. This has necessitated additional cut and fill activities to ensure the stability of the various structures.

4. Continued escalation of commodity based products, such as electrical cabling and power lines as well as the piping and mechanical and electrical components of the tailing management systems, has had a significant impact on the overall cost of the project.

The Cerro Corona gold copper project is located 80km from the City of Cajamarca in the highlands of northern Peru. A decision was taken to commence with this project in January 2006 following approval of the Environmental Impact Assessment in December 2005.

The Project involves the development of a single surface mine producing 6.2 million tons per annum (mtpa) of ore at a life of mine stripping ratio of 0.58. This ore will be treated in a conventional milling and sulphide flotation concentrator treating 6.2 mtpa of ore and producing between 100,000 and 140,000 tons per annum of copper and gold containing concentrate, which will be custom treated at smelters in Japan, Korea and Europe.

The Project currently has reserves of some 3.2 million ounces of gold and 1,089 million pounds of copper, equivalent in total to some 5.9 moz of gold equivalent. Resources are   5.0 million ounces of gold and 1,869 million pounds of copper*.

Average life of mine metal production is projected to be some 140,000 ounces of gold and 27,000 tons of copper per annum, though production levels will be somewhat higher in initial years due to high grades encountered in the shallow portions of the pit.

Cash costs in the first four years of the mine life are projected to be between US$300 and US$330 per gold equivalent ounce in real terms and based on current market conditions.

The cost trends that have been seen in construction of the TMF, discussed earlier, have been projected in the estimated life of mine capital cost for this facility and are expected to increase life of mine capital costs from approximately US$10 per ounce to US$30 per ounce of gold equivalent production. Work remains underway to develop alternative methods for managing the tailing, with a view to improving this cost.

*Reserves reported at 31 December 2006, using prices of US$500/oz gold and US$1.25/lb copper and resources using prices of US$650/oz gold and US$1.75/lb copper.

<p style="text-align:center">ends</p>

<u>TELECONFERENCE DETAILS</u>
Slides available on website at www.goldfields.co.za

For Johannesburg: 16:45
For United Kingdom: 14.45 hours GMT
For Europe: 15:45 hours, European time
For North America: 09:45 a.m., Eastern time

<u>DIAL IN NUMBERS</u>

South Africa	Toll:	011 535 3600	Toll-free	0800 200 648
USA	Toll:	1 412 858 4600	Toll-free	1800 860 2442
Australia			Toll-free	1800 350 100
United Kingdom			Toll-free	0800 917 7042
Canada			Toll-free	1 866 519 5086
Europe and other	Toll:	+ 41 916 105 600	Toll-free	+ 800 246 78 700

Ask for Gold Fields call

<u>SIMULTANEOUS AUDIO WEBCAST</u>

Available at our website, www.goldfields.co.za

<u>DIGITAL REPLAY AVAILABLE ONE-HOUR AFTER CALL</u>

Playback code: 2541#
(Available for seven days)

South Africa & Other: + 27 11 305 2030
USA: 1 412 317 0088
United Kingdom: 0808 234 6771
Europe: + 41 91 612 4330 (Switzerland)
Australia: 1 800 091 250

<u>CONTACTS</u>

Willie Jacobsz	**Nerina Bodasing**	**Francie Whitley**
Phone: 27 11 644 2460	Phone: 27 11 644 2630	Phone: 27 11 644 2505
Fax: 27 11 484 0639	Fax: 27 11 484 0639	Fax: 27 11 484 0639
williej@goldfields.co.za	Nerina.Bodasing@goldfields.co.za	Franciew@goldfields.co.za

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 15 November 2007

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor
          Relations and Corporate Affairs